Form 52-109F2
Certification of Annual Filings

I, Lindsay Gorrill, Chief Financial Officer and Director of Berkley Resources Inc., certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Berkley Resources Inc. (the “Issuer”) for the year ending December 31, 2005;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filing;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures to the issuer and, we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

Date: April 28, 2006

“Lindsay Gorrill”
Lindsay Gorrill
Chief Financial Officer